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              		    SECURITIES AND EXCHANGE COMMISSION
                    			 Washington, D. C.  20549


                     			      SCHEDULE 13D/A
         	       Under the Securities Exchange Act of 1934
			                          Amendment No. 30


                    			    MAGMA POWER COMPANY
                    			     (Name of Issuer)


                		COMMON STOCK, par value $0.10 per share
              		     (Title of Class of Securities)

                           				559194-10-5
	                            (CUSIP Number)


                     			       John Scriven
               		    Vice President and General Counsel
                   			  The Dow Chemical Company
                    			      2030 Dow Center
                     		  Midland, Michigan 48674
                   			      (517) 636-5914
       	       (Name, Address and Telephone Number of Person
	            Authorized to Receive Notices and Communications)



                    			     February 24, 1995
         (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].


Check the following box if a fee is being paid with this statement [  ].

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			                       CUSIP No. 559194-10-5



1)      Name of Reporting Persons. S.S.          The Dow Chemical Company
        or I.R.S. Identification Nos.            I.R.S. Identification No.
       	of Above Persons                         38-1285128.


2)      Check the Appropriate Box if a           (a)     [  ]
       	Member of a Group                        (b)     [  ]


3)      SEC Use Only


4)      Source of Funds                          WC,00


5)      Check Box if Disclosure of Legal
       	Proceedings is Required Pursuant         [  ]
       	to Items 2(d) or 2(e)


6)      Citizenship or Place of Organization     Delaware


Number of       7)      Sole Voting Power        0
Shares
Beneficially    8)      Shared Voting Power      0
Owned by
Each            9)      Sole Dispositive Power   0
Reporting
Person With     10)     Shared Dispositive Power 0


11)     Aggregate Amount Beneficially            0
       	owned by Each Reporting Person


12)     Check Box if the Aggregate Amount        [  ]
       	in Row (11) Excludes Certain Shares


13)     Percent of Class Represented by
       	Amount in Row (11)                       0%


14)     Type of Reporting Person                 CO
________________________________________________________________________
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This Amendment No. 30 to the Statement on Schedule 13D relates to the shares of common stock, par value $0.10 per share (the "Common Stock"), of Magma Power Company ("Magma") owned by The Dow Chemical Company ("Dow"). It is being filed to reflect the election by certain Dow bondholders to exchange their investment into shares of the Common Stock of Magma, and the merger of Magma with CE Acquisition Company, Inc. which resulted in the disposition of all remaining shares of the Common Stock of Magma formerly owned by Dow.


       ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement on Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

49. During the period of January 13, 1995 through February 24, 1995, the holders of $6,637,000 principal amount of the 5 3/4% Subordinated Exchangeable Notes due April 1, 2001 issued by Dow (the "Notes") elected to exchange their Notes for 176,976 shares of the Common Stock of Magma. This series of transactions (combined with those previously reported) left 150,429 shares of the Common Stock of Magma in escrow.

       	Effective February 24, 1995, Magma was merged with CE Acquisition Company, Inc. As of that date, each share of Magma Common Stock was converted into the right to receive $38.4772. Consequently, Dow is no longer the beneficial owner of any of the shares of Common Stock of Magma.
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                        				     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 				      THE DOW CHEMICAL COMPANY




Date:  March 9, 1995                       By:  /s/ Enrique C. Falla
                                 				      Enrique C. Falla
                                 				      Executive Vice President
                                 				      and Chief Financial Officer

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